UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48055

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (Date) AND ENDING December 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Larkspur Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 Third Avenue, Suite 1005
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert C. Mayer Jr. 212-376-5790
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FREIDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock, Suite 200 (Address) East Hanover (City) New Jersey (State) 07936 (Zip Code)

CHECK ONE

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert C. Mayer Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Larkspur Capital Corporation as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

2/13/2015



Notary Public, State of New York
No. 01FR6285240
Qualified in New York County
Commission Expires July 01,

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LARKSPUR CAPITAL CORPORATION

TABLE OF CONTENTS



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Larkspur Capital Corporation

We have audited the accompanying statement of financial condition of Larkspur Capital Corporation, as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Larkspur Capital Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Larkspur Capital Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Larkspur Capital Corporation's financial statements. The supplemental information is the responsibility of Larkspur Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 17, 2015

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

DFK INTERNATIONAL

LARKSPUR CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS		
Cash	$	31,202
Prepaid expenses		6,771
Office equipment - at cost, less accumulated depreciation of $ 20,313		3,125
	$	41,098
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$	10,500
Stockholders' equity		
Common stock, no par value, authorized 200 shares, 100 shares issued and outstanding		10,000
Additional paid-in capital		1,467,817
Accumulated deficit		(1,447,219)
		30,598
	$	41,098

See notes to financial statements.

LARKSPUR CAPITAL CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

Revenues		
Investment banking fees	$	15,000
Other		8,984
		23,984
Expenses		
Employee compensation		66,186
General and administrative		18,463
Professional fees		20,675
Office		21,935
Travel and entertainment		17,674
Consulting fees		12,591
Regulatory fees		38
Depreciation expense		4,688
		162,250
Net loss	$	(138,266)

See notes to financial statements.

LARKSPUR CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2014

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, January 1, 2014	100	$ 10,000	$ 1,337,867	$ (1,308,953)	$ 38,914
Contribution			129,950		129,950
Net loss	-	-		(138,266)	(138,266)
Balance, December 31, 2014	100	$ 10,000	$ 1,467,817	$ (1,447,219)	$ 30,598

See notes to financial statements.

LARKSPUR CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities		
Net loss	$	(138,266)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		4,688
Changes in assets and liabilities		
Prepaid expenses		(55)
Accrued expenses		(5,525)
Net cash used in operating activities		(139,158)
Cash flows from financing activities		
Capital Contributions		129,950
Net decrease in cash		(9,208)
Cash, beginning of year		40,410
Cash, end of year	$	31,202

See notes to financial statements.

LARKSPUR CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Larkspur Capital Corporation (the "Company") is a Delaware corporation. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") operating as a placement agent, specializing in private placements of securities and financial advisory services.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as cash, money market accounts and short-term highly liquid investments having maturities of 90 days or less from their acquisition date.

Concentration of Credit Risk for Cash
The Company maintains its cash and cash equivalent balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Depreciation
Depreciation of office equipment is computed on the straight-line basis over the estimated useful lives of the respective assets of five years.

Revenue Recognition
Investment banking fees are recorded on an accrual basis. Fees received in advance of services rendered are deferred until earned.

Income Taxes
The Company has elected S Corporation status for Federal and New York State income tax purposes. Under these elections, the Company's taxable income or loss is includable by the stockholders on their individual income tax returns. The Company makes no provision for Federal income tax and New York State income taxes. New York City does not recognize S corporation status, and therefore provisions are made for New York City general corporation tax, as applicable.

Federal and state income tax returns for years prior to 2011 are no longer subject to examination by tax authorities.

2 - MAJOR CUSTOMER

Investment banking fees from one customer were 100% of total fees for the year ended December 31, 2014.

3 - RETIREMENT PLAN

The Company has a defined contribution Simplified Employee Pension Plan ("Plan") covering substantially all of its employees. Contributions to the Plan are at the discretion of the Company. There were no contributions made by the Company for the year ended December 31, 2014.

4 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. As of December 31, 2014 the Company had net capital of $20,702 which exceeded requirements by $15,702. The ratio of aggregate indebtedness to net capital was 0.51 to 1.

The Company is exempt from 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2014

LARKSPUR CAPITAL CORPORATION

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2014

Computation of net capital		
Stockholders' equity	$	30,598
Deductions and/or charges		
Non-allowable assets		9,896
Net capital	$	20,702
Computation of aggregate indebtedness		
Accrued expenses	$	10,500
Aggregate indebtedness	$	10,500
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	700
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	15,702
Excess net capital at 1000 percent	$	19,652
Ratio - Aggregate indebtedness to net capital		0.51 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014).

Net capital, as reported in Company's Part II (unaudited) Focus Report	$	15,702
Increase resulting from December 31, 2014 audit adjustments, net		5,000
Net capital, as included in this report	**$**	**20,702**

See report of independent registered public accounting firm.



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Larkspur Capital Corporation

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions Report From SEC Rule 15c3-3, in which (1) Larkspur Capital Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Larkspur Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Larkspur Capital Corporation stated that Larkspur Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Larkspur Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Larkspur Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 17, 2015

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

LARKSPUR CAPITAL CORPORATION

Assertions Regarding Exemption Provisions

We, as members of management of Larkspur Capital Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i). Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Larkspur Capital Corporation".

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2014 through December 31, 2014.

Larkspur Capital Corporation

By:



Robert C. Mayer, Jr. Managing Director

11 February 2015

708 Third Avenue, Suite 1005, New York, NY 10017 Tel 212 376-5790 Fax 212 758-0054
Member FINRA